EX-99.4f

                            DEATH BENEFIT ENDORSEMENT

This endorsement is made a part of the contract to which it is attached. The terms of the contract also apply to this endorsement except as they are changed by the terms of this endorsement. The Contract is amended as follows:

1. The Enhanced Death Benefit Charge shown in the Contract Data Page is deleted and replaced with the following language:

 "Death Benefit Charge:  On an annual basis, this charge equals [0.22]% of the daily net asset value of the Portfolios."

2. The DEATH BENEFIT AMOUNT BEFORE THE ANNUITY DATE provision is deleted and replaced with the following:

"DEATH BENEFIT AMOUNT BEFORE THE ANNUITY DATE. The Death Benefit is equal to the greater of:
1.       The current Contract Value;

2. all Premiums paid into the Contract, less any withdrawals, charges, and taxes incurred, compounded at 5% (4% if the Owner was age 70 or older on the Issue Date);

3. the Contract Value at the end of the 7th Contract Year, plus all Premiums paid since the 7th year, less withdrawals, charges, and taxes incurred since the 7th year, compounded at 5% (4% if the Owner was age 70 or older on the Issue Date); or,

4. the greatest Contract Value at any Contract Anniversary prior to the Owner's 81st birthday, reduced proportionally by any withdrawals subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a withdrawal, plus any Premium paid subsequent to that Contract Anniversary.

This amount will be determined as of the end of the Business Day when due proof of the Owner's death satisfactory to Us and an election as to the type of Death Benefit Option is received by the Company at its Annuity Service Center.

In determining the current Contract Value (item 1 above) to be paid upon distribution due to the Owner's death, the amount attributable to Indexed Fixed Options will be the sum of the Indexed Fixed Option Values on the Index Determination Date immediately preceding the date We receive a complete request for payment in good order.

The death benefit determined under item 2. or item 3. above, is limited to never exceed 250% of Premiums paid, less withdrawals, charges, and taxes incurred.

From the time of death of the Owner until the death benefit amount is determined, any amount allocated to a Portfolio will be subject to investment risk. This investment risk is borne by the Beneficiary(ies)."

Unless otherwise stated, the Issue Date of this Endorsement is the Issue Date of the Contract to which it is attached.

                                  Signed for the
                                  Jackson National Life Insurance Company

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